1000 Six PPG Place

Pittsburgh, PA 15222-5479

May 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Mr. John Cash

RE:	Allegheny Technologies Incorporated

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

File No. 1-12001

Dear Mr. Cash:

This letter sets forth our response to the letter dated May 10, 2012 from the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2011 (the “Comment Letter”) of Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced in bold text below and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17 Commitments and Contingencies

1. We note your disclosure that your environmental matters could have a material adverse effect on your financial condition or results of operations. Please revise future filings to disclose your reasonably possible loss or range of loss in excess of amounts accrued. If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. We remind you that ASC 450 does not require estimation with confidence or precision.

We are not able to estimate a reasonably possible range of loss in excess of the amounts accrued for environmental matters. Our quarterly procedures to determine accruals include an executive-level review with on-staff environmental managers, who have detailed knowledge of each site where environmental remediation and other environmental obligations are either known or alleged. These environmental managers oversee the work of third-party environmental firms that prepare environmental assessments and feasibility studies, evaluate alternative environmental remediation strategies, develop remedial action plans, implement corrective measures, and prepare reports, among other activities. Over 90% of the Company’s recorded reserve for environmental remediation liabilities relates to formerly-owned sites, closed operations or third-party federally-managed Superfund sites and comparable state-managed sites. In nearly all cases, these sites have been managed for many years, and the amounts recorded for environmental remediation obligations represent the best estimate of the Company and its third-party consultants to complete the known scope of work required at each site.

May 21, 2012

On at least a quarterly basis, we review developments at each site, including any activities that were conducted and costs incurred for ongoing site work, investigation, or interactions with the relevant federal or state oversight agencies. We also review whether there are any newly asserted environmental claims and the factual and legal bases of any such claim. Given the complexity of environmental remediation work and the site-specific nature of each environmental matter, it is not possible to reasonably estimate a range of future costs that may be incurred at any site beyond what we accrue. In addition, it is not possible to predict whether any additional claims are reasonably likely to be asserted, if they would have merit or if we would incur any costs for such claims. Our footnote disclosures provide context for the uncertainties that inhibit our ability to determine a future loss range. For example, a site may currently be in the process of a remedial investigation or feasibility study to obtain more information about the geography, geology, type and concentration of environmental contamination, along with the evaluation of the history and former operations on the site to determine if other parties may be solely or partially liable. Until the results of such investigations are completed and subject to the review and evaluation processes of the relevant federal or state agencies, a range of additional loss, if any, is not reasonably possible to determine.

Our environmental reserves have decreased by more than two-thirds in the last ten years, to approximately $15 million, as we have successfully completed several significant environmental remediation projects and resolved related litigation matters.

As we disclose in our filing, we do not believe that a loss exceeding amounts already recorded for sites with which the Company is currently associated would be material to a decision to buy or sell the Company’s securities. We believe our present disclosures, including cautionary language that future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our financial condition and results of operations, are the appropriate disclosure context for this highly complex area.

2. We note your disclosure that the disposition of your pending lawsuits, claims and proceedings could have a material adverse effect on your results of operations. Please revise future filings to disclose your reasonably possible loss or range of loss in excess of amounts accrued. If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. We remind you that ASC 450 does not require estimation with confidence or precision. Disclosure may be provided on an aggregated basis.

We are not able to estimate a reasonably possible range of loss in excess of amounts accrued for pending lawsuits, claims and proceedings. On at least a quarterly basis, we conduct a review of lawsuits, claims and potential liability exposures with executives in the Legal, Finance, and Risk Management functions. Our review includes the assessment of the status of lawsuits, asserted and unasserted claims, and the probability of liability. It is not presently possible to estimate the ultimate cost to resolve the outstanding legal claims or even a range of losses beyond what has been accrued due to the uncertainties inherent with each lawsuit, claim or proceeding. The uncertainties include but are not limited to the results of discovery, a judge or jury’s verdict, the outcome of any appeals, as well as any amount recoverable through insurance claims. We do not have any material recorded liability with regard to lawsuits, claims or proceedings other than environmental remediation matters, as discussed above.

We believe that the resolution of any pending lawsuit, claim or proceeding (individually or in the aggregate) would not be in an amount that would be material to a decision to buy or sell our securities. In future filings, we will include this assertion in our contingencies disclosure.

May 21, 2012

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Dale G. Reid at (412) 395-3057 with any questions or comments.

Very truly yours,

/s/ Dale G. Reid

Dale G. Reid

Executive Vice President, Finance and

Chief Financial Officer

cc: Elliot S. Davis

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